Consent Of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 10, 2006 with respect to the balance sheets of Société des Mines d'Or de Sadiola S.A. as at December 31, 2005 and 2004, and the related income statements, cash flows statements, and statements of changes in stockholders' equity for the each of the years in the three-year period ended December 31, 2005, incorporated herein by reference from Anglogold Ashanti Limited's Annual Report on Form 20-F filed on March 20, 2006 and to the reference to our firm under the heading "Experts" in the Form F-3 Registration Statement dated March 23, 2006.

Johannesburg, South Africa
March 23, 2006

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)